United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of August, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: August 16, 2011

IR Contact Information ir@GRUMA.com (52)(81) 8399-3349
Monterrey, N.L., Mexico, August 16, 2011	www.gruma.com

CHANGES IN GRUMA'S TOP MANAGEMENT

Monterrey, N.L., Mexico, August 16, 2011. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) hereby announces the resignation of Mr. Raul A. Pelaez Cano as GRUMA's Chief Executive Officer. Mr. Pelaez presented before GRUMA's Board of Directors his resignation to the position of Chief Executive Officer due to personal reasons, effective as of Monday, August 15 of the current year.

By virtue of the foregoing, GRUMA announces that a provisional Special Executive Committee formed by the Company's Senior Executives has been created. Said Committee will be coordinated by the Chairman of the Board of Directors, Mr. Roberto Gonzalez Barrera, and will perform the functions that were being carried out by GRUMA's Chief Executive Officer up to this date. The aforementioned Committee shall commence executing its functions effective immediately and will continue to operate until the next Board of Directors' Meeting, scheduled for October 26 of the current year, where the corresponding decisions shall be taken for appointing a new Chief Executive Officer of GRUMA.

GRUMA recognizes the professional career of Mr. Pelaez and is grateful for his loyalty and excellence in performing his activities while forming part of GRUMA's Top Management.

GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 96 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.